Devon Energy Corporation	405 552 4577 phone
333 West Sheridan Avenue	jeff.agosta@dvn.com
Oklahoma City, OK 73102

December 26, 2013

Via EDGAR

Attention: Ms. Svitlana Sweat, Division of Corporation Finance

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Devon Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

Response Letter Date December 12, 2013

File No. 001-32318

Dear Mr. Horowitz:

This letter responds to the staff’s comment letter dated December 11, 2013, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2012, filed February 21, 2013 (File No. 001-32318). Devon’s responses to the staff’s comments are set forth below:

Form 10-K for Fiscal Year Ended December 31, 2012

Items 1 and 2. Business and Properties

Acreage Statistics, page 11

SEC Comment

1.	We note that approximately 3.8 billion [sic] [recte million] net acres (or approximately 27% of your total net acreage) is scheduled to expire by December 31, 2015. Please provide expanded disclosure explaining what actions are planned regarding expiring acreage. With your response, please tell us whether delay rentals are available for expiring undeveloped acreage and whether the related fees are material. In addition, please disclose the quantities of proved undeveloped reserves attributable to the expiring acreage and describe the progress you have made toward conversion.

Response

As disclosed on page 11 of our filing, 3.8 million of our net undeveloped acres were scheduled to expire by December 31, 2015. Delay rentals are available for approximately 30% of our acreage that was scheduled to expire by December 31, 2015. Delay rental costs are not material, generally representing less than 1% of our annual lease operating expenses. Approximately 5 MMBoe, or less than 1%, of our proved undeveloped reserves was attributable to this expiring acreage as of December 31, 2012.

Ethan Horowitz

United States Securities and Exchange Commission

December 26, 2013

We allowed approximately 50% of the 2013 expiring acreage to expire. However, we had no proved undeveloped reserves attributable to the expired acreage. For the remaining acreage scheduled to expire in 2013, we have performed operational or administrative actions to continue the lease terms. These actions included the establishment of production and conversion of approximately 2 MMBoe of the 5 MMBoe proved undeveloped reserves. Development of the remaining 3 MMBoe of proved undeveloped reserves is planned prior to the associated lease expirations in 2014 and 2015.

In our future filings, we will include expanded disclosure explaining what operational or administrative actions are planned regarding our expiring undeveloped acreage, as well as the related proved undeveloped reserves associated with the expiring acreage.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of 2012 Results, page 23

SEC Comment

2.	We note you present “Operating Margin per BOE” as part of the tabular disclosure on page 23 of your filing. It appears that this is a non-GAAP measure. However, it does not appear that a reconciliation to the most directly comparable GAAP-basis measure has been presented in your filing as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise this disclosure accordingly.

Response

In Note 2 to the tabular disclosure on page 23 of our filing, we provide an explanation of the calculation of “Operating margin per Boe.” In preparing our disclosure, we viewed this explanation as a “clearly understandable method” of reconciliation as allowed by Item 10(e)(1)(i)(B) of Regulation S-K. In our future filings, we will provide a quantitative schedule of reconciliation to the most directly comparable GAAP-basis measure.

SEC Comment

3.	The title of the non-GAAP measure “Operating Margin per BOE” may be considered confusingly similar to titles or descriptions used for GAAP-basis financial measures. Please revise. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response

In our future filings, we will replace “Operating margin per Boe” with “Adjusted operating income per Boe.”

SEC Comment

4.	We note the disclosure on page 24 of your filing stating that you replaced 152% of your production from extensions, discoveries, and revisions other than price. In addition to the disclosure provided, please tell us how you considered presenting reserve replacement information based on all causal factors resulting in changes to your proved reserves.

Ethan Horowitz

United States Securities and Exchange Commission

December 26, 2013

Response

We have presented reserve replacement information based on all causal factors in our reserves-based disclosures on pages 91 to 97 of our filing, including the explanations of changes to our proved reserves on pages 96 and 97.

We provide the reserve replacement measure on page 24 of our filing to communicate the measure our investors and analysts use to evaluate our performance. Investors and analysts use reserve replacement from extensions, discoveries, and revisions other than price to measure and evaluate a company’s ability to find, develop, and produce oil, natural gas, and NGLs from ongoing operations. As a result, investors and analysts typically exclude proved reserve revisions due to price, as well as the purchase and sale of reserves, in their analysis.

Non-GAAP Measures, page 43

SEC Comment

5.	We note your disclosure stating that the non-GAAP measure “Adjusted Earnings” represents net earnings excluding certain non-cash or non-recurring items. However, it does not appear that the characterization of certain line items as non-recurring is appropriate. For example, we note the adjustments for restructuring costs in each of the three fiscal years ended December 31, 2012 and the adjustments for U.S. income taxes on foreign earnings in each of the two fiscal years ended December 31, 2011. Please revise your disclosure to comply with Item 10(e)(1)(ii)(B) of Regulation S-K. For additional guidance, refer to Question 102.03 of the Compliance & Disclosure Interpretation regarding Non-GAAP Financial Measures.

Response

The adjustments described as “Restructuring costs” pertain to two distinct and non-recurring events: 1) the divestiture program of our offshore International and Gulf of Mexico operations that began in the fourth quarter of 2009 and finished in the second quarter of 2011 and 2) the consolidation of all our U.S. personnel into Oklahoma City that began in the fourth quarter of 2012. Therefore, we do not view the charges related to these two separate restructuring programs as “recurring.” Additionally, the adjustments for U.S. income taxes on foreign earnings are non-cash items. Nevertheless, in our future filings, we will enhance our disclosure to better describe adjustments to our GAAP measures that might appear to be recurring.

SEC Comment

6.	We note that you have presented “Adjusted Cash Flow” in your filing which appears to be a non-GAAP liquidity measure. Please tell us how you considered the guidance per Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits the exclusion of charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. For example, it appears the adjustment for restructuring charges relates to an item requiring cash settlement.

Response

We recognize that operating cash flow is a liquidity measure. However, operating cash flow is also considered a performance measure in our industry, and we, along with our investors and analysts, place significant emphasis on operating cash flow as a performance measure. This emphasis on operating cash flow as a performance measure is based on the fact that there are two different, yet accepted and

Ethan Horowitz

United States Securities and Exchange Commission

December 26, 2013

used methods of accounting for oil and gas activities. The full cost and successful efforts methods of accounting typically yield very different earnings results in any particular reporting period. Therefore, it is difficult to compare the performance of companies using these different methods of accounting. However, operating cash flow is generally the same under both accounting methods. Therefore, when using operating cash flow as the performance measure, management, investors and analysts can more easily compare the financial performance of companies in our industry regardless of the accounting method used. For these reasons, we recognize operating cash flow as a performance measure as much as it is a liquidity measure for our industry.

Furthermore, as indicated in our disclosure on page 43 of our filing, one of the primary uses of our non-GAAP measures, including Adjusted Cash Flow, is to facilitate securities analysts’ evaluation of our financial performance against their expectations. When we make adjustments to operating cash flow, including adjustments for restructuring costs as noted in your comment, we view them as adjustments to a performance measure rather than adjustments to a liquidity measure.

SEC Comment

7.	We note the non-GAAP measures “Adjusted Earnings” and “Adjusted Cash Flow” both include an adjustment captioned “income tax accrual adjustment.” Please provide us with a description of the nature of this line item.

Response

The earnings adjustments largely relate to changes in our unrecognized tax benefits, as well as “return-to-accrual” adjustments that we made in the third quarter of each year in conjunction with the filing of our U.S. income tax return. The return-to-accrual adjustments are also the primary contributor to the cash flow adjustments. As mentioned in our disclosure on page 43 of our filing, we adjust for items to facilitate securities analysts’ evaluation of our performance against their expectations, including these income tax accrual adjustments.

The return-to-accrual adjustments largely relate to our determination of the amount of intangible drilling costs that we will capitalize or expense on our U.S. income tax return. When we make our annual provision for current and deferred income tax expense in the fourth quarter of each year, we must determine the amount of intangible drilling costs that we will capitalize and the amount we will expense for income tax purposes. While we use all available information and known facts at the time of the provision to make this determination, the tax provision pertaining to the treatment of intangible drilling costs is still an estimate at year-end that will be finalized when we file the U.S. tax return. Over the past three years, as we prepared and finalized our tax return, we determined that we could and should expense larger amounts of intangible drilling costs pertaining to the prior tax year. This resulted in a return-to-accrual adjustment that increased deferred income tax expense and decreased current income tax expense. Overall, the adjustment had little to no effect on earnings but did increase “Cash flow before balance sheet changes.”

SEC Comment

8.	With a view toward future disclosure, please provide expanded disclosure explaining the reasons why you believe each of the non-GAAP financial measure presented in your filing provides useful information to investors regarding your financial condition and results of operations and identifying the additional purposes for which you use these non-GAAP financial measures. Refer to Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

Ethan Horowitz

United States Securities and Exchange Commission

December 26, 2013

Response

Besides helping investors and analysts evaluate our performance, we use the non-GAAP measures to assess the performance of our business and to make resource allocation and other operating decisions. We acknowledge the Staff’s comment and will provide expanded disclosure in our future filings regarding the usefulness of our non-GAAP measures.

Notes to Consolidated Financial Statements

Note 6 — Income Taxes, page 66

SEC Comment

9.	We note your disclosure stating that approximately $5.5 billion was deemed to be indefinitely reinvested into the development and growth of your Canadian business as of December 31, 2012. Your disclosure also states that it is not practical to estimate the U.S. income taxes and foreign withholding taxes if such earnings were to be repatriated. Please provide us with a detailed explanation supporting this assertion considering that you disclosed your expectation to repatriate approximately $2.0 billion to the United States in the following quarter (i.e., as part of your Form 10-Q for the quarter ended March 31, 2013). Refer to FASB ASC 740-30-50-2.

Response

Our disclosure in the last paragraph on page 67 of our filing states that approximately $5.5 billion of our unremitted foreign earnings was deemed to be indefinitely reinvested into the development and growth of our Canadian business. That same paragraph also indicates that we had $2.5 billion of unremitted foreign earnings that was not deemed to be indefinitely reinvested ($8.0 billion total unremitted foreign earnings). As of December 31, 2012 and as presented in the table on page 67 of our filing, we had accrued a $936 million deferred tax liability associated with the $2.5 billion of unremitted foreign earnings. Our assertion to repatriate $2 billion to the United States in the following quarter related to the $2.5 billion of foreign earnings that we deemed not to be indefinitely reinvested and for which we had recognized a $936 million deferred tax liability as of December 31, 2012.

With regards to the $5.5 billion of earnings deemed indefinitely reinvested, calculating a hypothetical tax on these accumulated earnings is much different from the calculation of the deferred tax liability on our earnings deemed not permanently reinvested. Unlike the tax calculation that resulted in the $936 million deferred tax liability on our foreign earnings deemed not to be permanently reinvested, a tax calculation on the permanently reinvested earnings would require the following additional activities:

•	Separate analysis of a different chain of foreign entities;

•	Choosing a foreign tax rate on a future deemed sale and remittance of property that could vary from 12.5% to 25%, depending on the circumstances;

•	Separate analysis of foreign net operating losses, taxable gain acceleration rules in Canada, and how these may apply at the time of a remittance, depending on the circumstances;

•	Determining the nature of a yet-to-be-determined future remittance and calculation of associated withholding taxes, which would vary significantly depending on the circumstances at the deemed time of remittance; and

•	Further analysis of a variety of other inputs such as earnings, profits, the U.S./Canada tax treaty provisions and the related foreign taxes paid over more than 15 years for legal entities that are separate and apart from the legal entities analyzed in determining the deferred tax liability on our foreign earnings that have been deemed not to be indefinitely reinvested.

Ethan Horowitz

United States Securities and Exchange Commission

December 26, 2013

Because of the administrative burden required to perform these additional activities, we believe it is impracticable to calculate a hypothetical tax on this separate and more complicated chain of companies, which is allowed by FASB ASC 740-30-50-2.

SEC Comment

10.	We note the disclosure in your Form 10-Q for the quarter ended September 30, 2013 stating that approximately $4.8 billion of unremitted foreign earnings was deemed to be indefinitely reinvested into your Canadian business. Please tell us how the repatriation in the fiscal quarter ended June 30, 2013 impacted your ability to estimate the amount of the unrecognized deferred tax liability related to such earnings. With your response, please also address the deferred tax liability recognized for unremitted foreign earnings not deemed to be indefinitely reinvested.

Response

As mentioned in our response to comment #9 above, approximately $5.5 billion of our unremitted foreign earnings was deemed to be indefinitely reinvested into the development and growth of our Canadian business as of December 31, 2012. This amount decreased to $4.8 billion as of September 30, 2013 due to a decrease in the cumulative earnings of our Canadian operations but not due to the repatriation we made in the second quarter of 2013. Because the repatriation was made from $2.5 billion of foreign earnings for which a deferred tax liability had already been recognized, the repatriation did not impact our ability to estimate the amount of the unrecognized deferred tax liability related to our earnings deemed to be indefinitely reinvested. Furthermore, for the reasons provided in our response to comment #9 above, it was impracticable to calculate the unrecognized deferred tax liability as of September 30, 2013.

As of September 30, 2013, we had recognized a deferred tax liability of approximately $550 million on approximately $1.2 billion of foreign earnings deemed not to be indefinitely reinvested. These amounts were lower than the December 31, 2012 amounts primarily due to the $2 billion repatriation in the second quarter. Consistent with prior calculations, the calculation of this deferred tax liability was performed for entities in which cash was held in legal entities where there are no sliding-scale, in-country income tax rates that would impact these holdings; little to no in-country net operating losses; little foreign currency impacts; no properties to liquidate at potentially varying tax rates; and a chain of legal entities separate from our Canadian operating companies deemed to be indefinitely reinvested. Thus, this calculation involves a simpler set of facts, less variability in rules, no sliding tax rates on distributions, and fewer factual assumptions than a calculation would entail for our indefinitely reinvested earnings.

Note 22 — Supplemental Information on Oil and Gas Operations (Unaudited), page 87

Capitalized Costs, page 89

SEC Comment

11.	Please expand your disclosure regarding oil and gas properties not subject to amortization to provide a description of the current status of significant properties or projects, including the anticipated timing of the inclusion of the costs in the amortization computation. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X.

Ethan Horowitz

United States Securities and Exchange Commission

December 26, 2013

Response

Included in the $3.3 billion of oil and gas properties not subject to amortization are approximately $1.6 billion of costs that we deem significant for individual assessment in accordance with our accounting policy described on page 56 of our filing. These costs relate to our investments in the Pike thermal oil project in Canada, the Mississippian-Woodford Trend in Oklahoma and a portion of our properties in the Permian Basin in Texas. Based on our development plans, we expect to include the Pike costs in the amortization computation in 2015 when we receive regulatory approval for the first phase of this project and recognize the associated proved reserves. We are evaluating and developing the Mississippian-Woodford and Permian properties over the next 3 to 4 years. We expect to include the costs in the amortization computation as we complete our evaluation activities. In our future filings, we will include expanded disclosure pertaining to our significant unproved properties not subject to amortization.

Standardized Measure, page 97

SEC Comment

12.	Disclosure on page 97 of your filing indicates that your standardized measure of discounted future net cash flows as of December 31, 2012 was approximately $13.2 million [sic] [recte billion]. This amount appears to be less than the net carrying value of your oil and gas properties, as reported on your consolidated balance sheet as of December 31, 2012. Please provide us with a summary, by cost center, of your ceiling test calculations as of December 31, 2012. Where applicable, please reconcile amounts used in the calculation to your balance sheet or standardized measure, as appropriate.

Response

As disclosed on page 71 of our filing, we recognized $559 million of full cost ceiling impairments, net of income taxes, in the fourth quarter of 2012. These impairments resulted from our December 31, 2012 ceiling test calculations as summarized in the following table.

	U.S.	Canada	Total
	(in millions)
Full cost ceiling	$12,711	$7,164	$19,875
Capitalized costs, net of accumulated DD&A and deferred income taxes	13,148	7,286	20,434

Full cost ceiling deficiency, net of taxes	$(437)	$(122)	$(559)

Our $13.2 billion standardized measure of discounted future net cash flows as presented on page 97 of our filing differs from the $19.9 billion total full cost ceiling as presented in the table above due to the following reconciling items.

•	In accordance with Rule 4-10(c)(4)(i)(B), we added $3.3 billion of unproved property costs not being amortized to the present value of estimated future net revenues.

•	Our estimate of future production costs used to compute standardized measure includes approximately $2.3 billion of discounted general and administration expenses. We deem these costs as directly identifiable to production activities for purposes of our standardized measure calculation, as well as our results of operations disclosure on pages 89 and 90 of our filing. However, we exclude these expenses from the present value of estimated future net revenues used to compute the full cost ceiling because they are not property-level expenditures.

Ethan Horowitz

United States Securities and Exchange Commission

December 26, 2013

•	In accordance with Staff Accounting Bulletin Topic 12 (D)(4)(a), we excluded from the present value of estimated future net revenues future cash outflows associated with settling accrued asset retirement obligations.

Our $23.6 billion of oil and gas property capitalized costs, net of accumulated DD&A, as presented on page 89 of our filing differs from the $20.4 billion of net capitalized costs as presented in the table above due to the following reconciling items.

•	In accordance with Rule 4-10(c)(4)(i), we reduced capitalized costs subject to the ceiling calculation with $4.0 billion of related deferred income taxes.

•	The ceiling test calculation in the table above resulted in a $0.8 billion reduction to our December 31, 2012 net capitalized costs, representing full cost ceiling impairments, before income taxes.

SEC Comment

13.	It appears that you have presented non-GAAP disclosures as part of this footnote to your financial statements. Please revise to comply with the guidance per Item 10(e)(5) of Regulation S-K which states that non-GAAP measures should be presented outside of the financial statements.

Response

We have certain significant stakeholders, such as investors, analysts and ratings agencies, who have expressly requested we include our pre-tax 10 percent present value in our Annual Report. Historically, we included this measure in our Annual Report outside the financial statements, along with certain other reserves-based disclosures. To simplify our Annual Report presentation, we moved all our reserves-based disclosures to Note 22 in our filing, including this measure. In our future filings, we will relocate the disclosure of our pre-tax 10 percent present value to be outside the financial statements and provide the required non-GAAP reconciliation.

* * * * * * *

In connection with the above response to the staff’s comment, Devon acknowledges that:

•	Devon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey A. Agosta
Jeffrey A. Agosta
Executive Vice President and Chief Financial Officer